EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lindsay Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-166778 and No. 333-204621) on Form S-8 of Lindsay Corporation of our reports dated October 13, 2017, with respect to the consolidated balance sheets of Lindsay Corporation as of August 31, 2017 and 2016, and the related consolidated statements of earnings, shareholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended August 31, 2017, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of August 31, 2017, which reports appear in the August 31, 2017 annual report on Form 10-K of Lindsay Corporation.

/s/ KPMG LLP

Omaha, Nebraska

October 13, 2017